February 14, 2006

VIA COURIER

Mary Beth Breslin
Special Counsel

Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Re: Global Electronic Recovery Corp. - Amendment No. 6 to Form SB-2 filed February 14, 2005
File No.333-127143

Dear Ms. Breslin:

This letter accompanies our Form SB-2, Amendment No. 6. We confirm that we have changed all of the undertakings in Item 28 to the current language required by the SEC. For ease of reference, we have redlined the changes.

In addition to the changes indicated above, we have also redated the document. No other changes have been made that are not noted herein.

Sincerely,

GLOBAL ELECTRONIC RECOVERY CORP.

BY:

/s/ David O'Neill________________
David O'Neill
President

cc: Adelaja Heyliger
Kevin Kuhar
Jay Webb